

Mail Stop 3561

February 22, 2017

David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival PLC
3655 N. W. 87th Avenue
Miami, FL 33178

> **Re: Carnival Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2016**
> **Filed January 30, 2017**
> **File No. 001-09610**
>
> **Carnival PLC**
> **Form 10-K for the Fiscal Year Ended November 30, 2016**
> **Filed January 30, 2017**
> **File No. 001-15136**

Dear Mr. Bernstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Balance Sheets, page F-4

1. Please revise or confirm the accrued liabilities and other line item does not require disaggregation pursuant to Rule 5-02.20 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

2. We note from your financing activities section in your statement of cash flows that you present net proceeds (repayments) of short-term borrowings rather than on a gross basis. Please explain to us your basis for this presentation. Refer to ASC 230-10-45-7 through 9.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, Financial Condition and Capital Resources, page F-52

3. We note your disclosure of working capital (deficit) less current customer deposits and current debt obligation and that it is a non-GAAP measure important to investors in understanding your capital requirements. Please clearly label this measure and revise to provide disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the usefulness of this measure. Specifically, disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the specific reason(s) why management believes the measures are useful to investors.

4. Further, please tell us why you believe these adjustments are meaningful and appropriate. For example, you state that current customer deposits are substantially more like deferred revenue balances rather than actual current cash liabilities. Please explain to us why you believe it is appropriate to include the cash received from these deposits but to exclude the equal amount of liability. Similarly, tell us why excluding short-term borrowings and the current-portion of long-term debt, which are normally included in working capital, is appropriate. For example, if you do not intend to use cash or other current assets to repay your current debt obligations, please explain this and your history of refinancing such obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Andrew Mew

For   Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure